Tidal Trust II

234 West Florida Street, Suite 700

Milwaukee, WI 53204

April 30, 2026

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission (the “Commission”)

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re: Tidal Trust II (the “Trust”)
File Nos. 333-264478, 811-23793
Request for Withdrawal of Post-Effective Amendment to the Trust’s Registration Statement on Form N-1A

Dear Madam or Sir:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, the Trust respectfully requests the withdrawal of Post-Effective Amendment No. 533 (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A, which was filed with the Commission (Accession No. 0001999371-26-003528) on February 17, 2026, for the purpose of registering shares of the Defiance Daily Target 2X Long OPTT ETF, Defiance Daily Target 2X Long SIDU ETF, Defiance Daily Target 2X Long SSNLF ETF, Defiance Daily Target 2X Long HXSCL ETF, and Defiance Daily Target 2X Long KRKNF ETF (the “Funds”) as five new series of the Trust. The Amendment would have become effective on May 3, 2026.

The withdrawal of the Amendment relates solely to the Defiance Daily Target 2X Long SSNLF ETF, Defiance Daily Target 2X Long HXSCL ETF, and Defiance Daily Target 2X Long KRKNF ETF, but not with respect to the other new series set forth therein. No securities were sold in connection with the Amendment. Based on guidance from the Commission, the Trust has determined to refile the registration statement solely with Defiance Daily Target 2X Long OPTT ETF and Defiance Daily Target 2X Long SIDU ETF.

If you have any questions or require further information, please contact Jonathan R. Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Jonathan R. Massey

Jonathan R. Massey

SVP of Legal Services

Tidal Investments LLC, on behalf of Tidal Trust II